NORDIC AMERICAN OFFSHORE LTD.
Canon's Court, 22 Victoria Street Hamilton HM EX
Bermuda

December 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010
Attention:  Laura Nicholson, Special Counsel

Re:	Nordic American Offshore Ltd.
Registration Statement on Form F-3 (No. 333-208592)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the "Commission") on December 17, 2015, be accelerated so that it will be made effective at 5:00 p.m. Eastern Standard Time on December 31, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to  delegated  authority,  in  declaring  the  filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy  of  the disclosure in the filing; and (iii) the undersigned  registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Executive Chairman